Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
        Commission File Number for the Related Registration Statement: 333-88776


On May 28, 2002, Anthem, Inc. and Trigon Healthcare, Inc. issued the following press release.

NEWS RELEASE                                            ANTHEM, INC.
                                                        120  MONUMENT CIRCLE
                                                        INDIANAPOLIS, IN  46204
                                                        TEL   317 488-6390
                                                        FAX   317 488-6460

                                                        [ANTHEM, INC. LOGO]

CONTACTS:  ANTHEM                                    TRIGON
           ------                                    ------
           MEDIA                                     MEDIA
           LAUREN GREEN-CALDWELL, 317-488-6321       BROOKE TAYLOR, 804-354-3605
           LAUREN.GREEN-CALDWELL@ANTHEM.COM          BTAYLOR@TRIGON.COM


           INVESTOR RELATIONS                        INVESTOR RELATIONS
           TAMI DURLE, 317-488-6390                  CHRIS DRAKE, 804-354-3463
           TAMI.DURLE@ANTHEM.COM                     INVESTORS@TRIGON.COM


                    ANTHEM, INC. AND TRIGON HEALTHCARE, INC.
                      SET DATES FOR SHAREHOLDERS' MEETINGS

                     ANTHEM AND TRIGON ALSO SET RECORD DATES
                  FOR DETERMINING SHAREHOLDERS ENTITLED TO VOTE


INDIANAPOLIS, IND. AND RICHMOND, VA. - MAY 28, 2002 - Anthem, Inc. (NYSE: ATH) and Trigon Healthcare, Inc. (NYSE: TGH) today announced that each company will hold a special meeting of its shareholders on July 23, 2002, to consider approvals for the proposed merger of the two companies. Anthem's meeting will be held at its corporate offices at 120 Monument Circle in Indianapolis, Ind., at 10 a.m. (EST) local time. Trigon's meeting will be held at its corporate offices at 2015 Staples Mill Road in Richmond, Va., at 11 a.m. (EDT) local time.

The record date set for the determination of shareholders entitled to vote at the meetings was also announced. Both companies have set their record dates as the close of business on June 6, 2002.

In addition to approval by both companies' shareholders, the merger and related transactions are subject to customary approvals, including those by the Virginia Bureau of Insurance (Virginia State Corporation Commission) and by the Blue Cross Blue Shield Association. It is anticipated that the merger will close during the third quarter of this year.

ABOUT ANTHEM

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health benefits and services to more than 8 million members. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.anthem.com.
                                                              --------------

ABOUT TRIGON

Trigon is Virginia's largest health benefits company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. Trigon is the Blue Cross and Blue Shield licensee for the Commonwealth of Virginia, excluding the Northern Virginia suburbs of Washington, D.C. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.trigon.com.
--------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING INFORMATION ABOUT ANTHEM, INC. ("ANTHEM"), TRIGON HEALTHCARE, INC. ("TRIGON") AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTIONS THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. WORDS SUCH AS "EXPECT(S)", "FEEL(S)", "BELIEVE(S)", "WILL", "MAY", "ANTICIPATE(S)" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF ANTHEM AND TRIGON, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE: THOSE DISCUSSED AND IDENTIFIED IN PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MADE BY ANTHEM AND TRIGON; TRENDS IN HEALTH CARE COSTS AND UTILIZATION RATES; OUR ABILITY TO SECURE SUFFICIENT PREMIUM RATE INCREASES; COMPETITOR PRICING BELOW MARKET TRENDS OF INCREASING COSTS; INCREASED GOVERNMENT REGULATION OF HEALTH BENEFITS AND MANAGED CARE; SIGNIFICANT ACQUISITIONS OR DIVESTITURES BY MAJOR COMPETITORS; INTRODUCTION AND UTILIZATION OF NEW PRESCRIPTION DRUGS AND TECHNOLOGY; A DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS; LITIGATION TARGETED AT HEALTH BENEFITS COMPANIES; OUR ABILITY TO CONTRACT WITHPROVIDERS CONSISTENT WITH PAST PRACTICE; OUR ABILITY TO CONSUMMATE ANTHEM'S

ACQUISITION OF TRIGON, TO ACHIEVE EXPECTED SYNERGIES AND OPERATING EFFICIENCIES IN THE TRIGON ACQUISITION AND TO SUCCESSFULLY INTEGRATE OUR OPERATIONS; OUR EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENTS OF THE TRANSACTIONS AND THE VALUE OF THE TRANSACTION CONSIDERATION; AND GENERAL ECONOMIC DOWNTURNS. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS THAT SPEAK ONLY AS OF THE DATE HEREOF. NEITHER ANTHEM NOR TRIGON UNDERTAKES ANY OBLIGATION TO REPUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. YOU ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN ANTHEM'S AND TRIGON'S VARIOUS SEC FILINGS, INCLUDING BUT NOT LIMITED TO THE REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, FILED BY ANTHEM ON MAY 21, 2002, ANTHEM'S AND TRIGON'S ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND ANTHEM'S AND TRIGON'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF ANTHEM'S PROPOSED MERGER WITH TRIGON. ON MAY 21, 2002, ANTHEM FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. ANTHEM WILL FILE AN AMENDMENT TO THE REGISTRATION STATEMENT, INCLUDING A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND OTHER RELEVANT DOCUMENTS, AND TRIGON WILL FILE A DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS, WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON MAY OBTAIN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, THE DEFINITIVE VERSIONS OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), AND ANY OTHER DOCUMENTS FILED BY ANTHEM OR TRIGON WITH THE SEC FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV, AND ANTHEM SHAREHOLDERS MAY OBTAIN SUCH DOCUMENTS FOR FREE FROM ANTHEM SHAREHOLDER SERVICES AT 120 MONUMENT CIRCLE, INDIANAPOLIS, IN 46204, AND TRIGON SHAREHOLDERS MAY OBTAIN SUCH DOCUMENTS FOR FREE FROM TRIGON INVESTOR RELATIONS AT 2015 STAPLES MILL ROAD, RICHMOND, VA 23230.

PARTICIPANTS IN SOLICITATION

ANTHEM, TRIGON, THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, OTHER MEMBERS OF THEIR RESPECTIVE MANAGEMENT AND CERTAIN OF THEIR RESPECTIVE EMPLOYEES MAY BE DEEMED TO BE

PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED MERGER. INFORMATION CONCERNING ANTHEM'S PARTICIPANTS IN THE SOLICITATION OF PROXIES AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF. INFORMATION CONCERNING TRIGON'S PARTICIPANTS IN THE SOLICITATION AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN TRIGON'S CURRENT REPORT ON FORM 8-K, WHICH WAS FILED WITH THE SEC ON APRIL 29, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ANTHEM'S AND TRIGON'S DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER ARE SET FORTH IN THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND WILL BE SET FORTH IN AN AMENDMENT TO THE REGISTRATION STATEMENT TO BE FILED WITH THE SEC,INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF THAT WILL BE SENT TO ANTHEM AND TRIGON SHAREHOLDERS.